SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                FORM 10-SB

                              Amendment No 1

                General Form For Registration of Securities
                      of Small Business Issuers Under
                          Section 12(b) or (g) of
                    the Securities Exchange Act of 1934

                    NATIONAL VENTURE CAPITAL FUND, INC.
     (Exact Name of Small Business Issuer as specified in its charter)


                  COLORADO                       84-1432661
               (State or other          (IRS Employer File Number)
               jurisdiction of
               incorporation)

                    1977 S. Vivian Street
                              LAKEWOOD, COLORADO   80228
               (Address of principal executive offices) (zip code)


                             (303) 763-5630
           (Registrant's telephone number, including area code)

     Securities to be Registered Pursuant to Section 12(b) of the Act:

                                   None

     Securities to be Registered Pursuant to Section 12(g) of the Act:

                 Common Stock, $0.0001 per share par value


                    DOCUMENTS INCORPORATED BY REFERENCE
         Documents incorporated by reference are found in Item 15.

ITEM 1.   DESCRIPTION OF BUSINESS.

          (a)  GENERAL DEVELOPMENT OF BUSINESS

     National   Venture   Capital   Fund,   Inc.   (the   "Company"  or  the
"Registrant"), is a Colorado corporation. The principal business address is 1977 S. Vivian Street, Lakewood, Colorado 80228.

     The Company was incorporated under the laws of the State of Colorado on June 12, 1997.
   The Company was inactive until April, 1998, at which time the present management of the Company became involved. Since the present management became involved, the primary activity of the Company has been directed towards organizational efforts. During this fiscal year, the Company plans to implement a program to identify potential acquisition candidates.

     As of the date of this Registration Statement, the Company has not engaged in any preliminary efforts intended to identify possible business opportunities and has neither conducted negotiations nor entered into a letter of intent concerning any business opportunity. The Company is a shell corporation whose principal purpose is to locate and consummate a merger or acquisition with a private entity. The Company is filing this Form 10SB on a voluntary basis to become a public, reporting company under the Securities Act of 1934, as amended. (the "Exchange Act").

     The Company has not been subject to any bankruptcy, receivership or similar proceeding.
          (b)  NARRATIVE DESCRIPTION OF THE BUSINESS

     GENERAL

     From inception to the date of this Registration Statement, the Company has had no operations. During this period, the Company has carried no inventories or accounts receivable. No independent market surveys have ever been conducted to determine demand for the Company's products and services, since the Company has never had any products or services which it has provided to anyone. During this period, the Company has generated no revenues. The Company's fiscal year end is April 30th.

     ORGANIZATION

     The Company presently comprises one corporation with no subsidiaries or parent entities and is in the developmental stage.

          (c)  OPERATIONS

     GENERAL

     The Company proposes to implement a business plan to investigate and, if warranted, merge with or acquire the assets or common stock of an entity actively engaged in business which generates revenues. The Company will seek opportunities for long-term growth potential as opposed to short-term earnings.

     As of the date hereof, the Company has no business opportunities under investigation. None of the Company's officers, directors, promoters or affiliates have engaged in any preliminary contact or discussions with any representative of any other company regarding the possibility of an acquisition or merger between the Company and such other company. Further, there is no present potential that the Company may acquire or merge with a business or company in which the Company's promoters, management or their affiliates or associates directly or indirectly have an ownership interest.

     The Company's Board of Directors intends to provide the Company's shareholders with complete disclosure documentation in the form of a proxy statement concerning any potential business opportunity and the structure of the proposed business combination prior to its consummation. While such disclosure may include audited financial statements of such a target entity, there is no assurance that such audited financial statements will be available. The Board of Directors does intend to obtain certain assurances of value of the target entity's assets prior to consummating such a transaction, with further assurances that an audited statement would be provided within sixty days after closing of such a transaction. Closing documents relative thereto will include representations that the value of the assets conveyed to or otherwise so transferred will not materially differ from the representations included in such closing documents, or the transaction will be voidable.

     As a result of its filing of this Form 10SB, the Company has become subject to the reporting obligations under the Exchange Act. These include an annual report under cover of Form 10KSB, with audited financial statements, unaudited quarterly reports, and the requirement proxy statements in regard to annual shareholder meetings. Any potential acquisition or merger candidates will be required to meet these same requirements, including the necessity of audited financial statements. Such requirements may have the effect of restricting the potential pool of candidates for merger or acquisition. The Company will voluntarily file periodic reports in the event that its obligation to file such reports is suspended under the Exchange Act.

     The Registrant has no full-time employees. The Registrant's President and Secretary-Treasurer have agreed to allocate a portion of their time to the activities of the Registrant, without compensation. These officers anticipate that the business plan of the Company can be implemented by their collectively devoting approximately twenty hours per month to the business affairs of the Company and, consequently, conflicts of interest may arise with respect to the limited time commitment of such officers.

     The primary attraction of the Registrant as a merger partner or as an acquisition vehicle will be its status as a public company. Any business combination or transaction will likely result in a significant issuance of shares and substantial dilution to present shareholders of the Registrant.

     The Company has no present plans to hire a consultant to aid the Company in any acquisition or merger.

     The Articles of Incorporation of the Company provides that the Company may indemnify officers and/or directors of the Company for liabilities, which can include liabilities arising under the securities laws. Therefore, the assets of the Company could be used or attached to satisfy any liabilities subject to such indemnification. See Part II, Item 5 below.

     GENERAL BUSINESS PLAN

     The Company's purpose is to seek, investigate and, if such investigation warrants, to acquire controlling interest in business opportunities presented to it by persons or firms who or which desire to seek the perceived advantages of an Exchange Act registered corporation. The Company will not restrict its search to any specific business, industry, or geographical location. The Company may participate in a business venture of virtually any kind or nature.

     The Company will solicit prospective acquisitions based upon informal contacts or relationships which management has a will develop in the future. There are no plans to advertise for acquisitions or to hire third party consultants to facilitate acquisitions. The Company has no way of knowing how many individuals will be contacted before a potential acquisition may be finalized. The Company has no plans to do any acquisition with any associates or affiliates of management, or with management itself.

     The Company may seek a business opportunity in the form of firms which have recently commenced operations, are developing companies in need of expansion into new products or markets, are seeking to develop a new product or service or are established, mature businesses. The Company may also offer a controlling interest to such business opportunity, if the situation warrants.

     In seeking business opportunities, the management decision of the Company will be based upon the objective of seeking long-term appreciation in the value of the Company. Current income will only be a minor factor in such decisions.

     It is not anticipated that the Company will be able to participate in more than one business opportunity. However, Management may, in its sole discretion, elect to enter into more than one acquisition if it believes these transactions can be effectuated on terms favorable to the Company. This lack of diversification will not permit the Company to offset potential losses from one business opportunity against profits from another and should be considered a substantial risk to shareholders of the Company.

     The analysis of new business opportunities will be undertaken by or under the supervision of the officers and directors. The Company will have unrestricted flexibility in seeking, analyzing and participating in business opportunities. In its efforts, the Company will consider the following, among other, factors:

     (a) potential for growth, as indicated by new technology, anticipated market expansion or new products;

     (b) competitive position compared to other firms of similar size and experience within the industry segment, as well as within the industry as a whole;

     (c) strength and diversity of management, either in place or scheduled for recruitment;

     (d) capital requirements and anticipated availability of required funds to be provided by the target company from operations, through the sale of additional securities, the formation of joint ventures or similar arrangements, or from other sources;

     (e) the cost of participation by the Company as compared to the perceived tangible and intangible values and potential;

     (f)  the extent to which the business opportunity can be advanced;

     (g) the accessibility of required management expertise, personnel, raw materials, services, professional assistance and other required items; and

     (h) such other relevant factors as may arise from time to time, including investor and market maker, if any, interest.

     In applying the foregoing criteria, no one of which is now known to be controlling, Management will attempt to analyze all relevant factors and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Because of the Company's lack of capital, the Company may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

     The Company is unable to predict when it may participate in a business opportunity. It expects, however, that the analysis of specific proposals and the selection of a business opportunity may take a substantial amount of time after the effective date of this Registration Statement.

     Prior to making a decision to participate in a business opportunity, the Company will generally request that it be provided with written materials regarding the business opportunity and containing such items as:
(i) a description of product, service and company history; (ii) management resumes; (iii) financial information (including projections and audited financial statements, if available); (iv) available projections with related assumptions upon which they are based; (v) an explanation of proprietary products and services; (vi) evidence of existing patents, trademarks or service marks or rights thereto; (vii) present and proposed forms of compensation to management; (viii) a description of transactions between the target and its affiliates during relevant periods; (ix) a description of present and required facilities; (x) an analysis of risks and competitive conditions; (xi) a financial plan of operation and estimated capital requirements; and (xii) other information deemed relevant under the circumstances, including investor and market makers, but only after the release of public information on the target.

     As part of the Company's investigation, officers and directors will meet personally with management and key personnel, visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check references of management and key personnel and take other reasonable investigative measures to the extent of the Company's limited financial resources.

     The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Because of general economic conditions, rapid technological advances being made in some industries and shortages of available capital, Management believes that there are numerous firms seeking the perceived benefits of a publicly registered corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statutes), for all shareholders and other factors. Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. The Company has no present plans to raise any necessary capital through private placements or public offerings prior to the location of an acquisition or merger candidate.

     (d)  MARKETS

     The Company's initial marketing plan will be focused completely on finding an acquisition candidate as discussed above. No efforts toward this marketing plan have been made as of the date of this Registration Statement.

     (e)  RAW MATERIALS

     The use of raw materials is not now material factor in the Company's operations at the present time.

     (f)  CUSTOMERS AND COMPETITION

     At the present time, the Company is expected to be an insignificant participant among the firms which engage in the acquisition of business opportunities. There are a number of established companies, such as venture capital and financial concerns, many of which are larger and better capitalized than the Company and/or have greater personnel resources and technical expertise. In view of the Company's combined extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors.

     (g)  BACKLOG

     At April 30, 1998, the Company had no backlogs.

     (h)  EMPLOYEES

     At as of the date hereof, the Company has no employees. The Company does not plan to hire employees in the future.

     (i)  PROPRIETARY INFORMATION

      The Company has no proprietary information.

     (j)  GOVERNMENT REGULATION

     The Company is not subject to any material governmental regulation or approvals.

     (k)  RESEARCH AND DEVELOPMENT

     The Company has never spent any amount in research and development activities.

     (l)  ENVIRONMENTAL COMPLIANCE

     At the present time, the Company is not subject to any costs for compliance with any environmental laws.

  ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Results of Operations

     The Company has generated no revenues from its operations since inception. Since the Company has not generated revenues and has never been in a profitable position, it operates with minimal overhead. The Company's primary activity will be to seek an acquisition candidate. As of the end of the reporting period, the Company has concluded no acquisitions and has spoken with no potential candidates. The attempt to seek an acquisition candidate or candidates will be the primary focus of the Company's activities in the coming fiscal year.

Liquidity and Capital Resources

     As  of  the end of the reporting period, the Company had    $22,000  in
cash.      There  was  no  significant change in working capital during this fiscal year.

     Management feels that the Company has inadequate working capital to pursue any business opportunities other than seeking an acquisition candidate. The Company will have minimal capital requirements prior to the consummation of any acquisition but can pursue an acquisition candidate. Until a suitable candidate is identified, Mr. Howard C. Cadwell and Ms. Laurie L. Quam will personally provide the necessary funds for the operation of the Company, which are expected to be minimal. There is no plan to reimburse either Mr.Cadwell or Ms. Quam for any advances. The Company does not intend to pay dividends in the foreseeable future.

ITEM 3.    DESCRIPTION OF PROPERTIES

     As of April 30, 1998, the Company's business office was located at 1977
S. Vivian Street, Lakewood, Colorado 80228. The Company pays no rent for this office space, which is occupied by

Ms. Laurie  L.  Quam,  an  Officer and Director of the Company. There are no
plans  to  charge  the  Company  for  office  space.   The  Company  has  no
properties.

Item 4.    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following sets forth the number of shares of the Registrant's $0.0001 par value common stock beneficially owned by (i) each person who, as of September 30, 1998, was known by the Company to own beneficially more than five percent (5%) of its common stock; (ii) the individual Directors of the Registrant and (iii) the Officers and Directors of the Registrant as a group.

NAME AND ADDRESS         AMOUNT AND NATURE OF     PERCENT OF
OF BENEFICIAL OWNER      BENEFICIAL OWNERSHIP (1)(2)    CLASS
Howard C. Cadwell(3)          8,001,000           39.8%
1977 S. Vivian Street
Lakewood, Colorado 80228.

Laurie L. Quam                8,000,000           39.8%
1977 S. Vivian Street
Lakewood, Colorado 80228.

All Officers and Directors
 as a Group                  16,001,000           79.6%
(two persons)

(1)  All ownership is beneficial and on record, unless indicated otherwise.

(2) Beneficial owners listed above have sole voting and investment power with respect to the shares shown, unless otherwise indicated.

(3)  Does not include 1,000 shares owned by Laurie Q. Cadwell, for which Mr.
     Cadwell disclaims beneficial ownership.

All of the shareholders of the Company have signed lock up agreements which will prevent all of the common shares from being sold or transferred, either in the open market or in a private transaction, until the Company has consummated a merger or acquisition and is no longer classified as a shell corporation under applicable federal or state law. The share certificates will be held by the Company's counsel until such merger or acquisition has been consummated. Any liquidation of the current shareholders after the release of the shares from the lock up may have a depressive effect upon the trading prices of the Company's securities in any future market which may develop.

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     The Directors and Executive Officers of the Company, their ages and present positions held in the Company are as follows:

     NAME                     AGE POSITION HELD
     Howard C. Cadwell    56            President and Director

     Laurie L. Quam       37            Secretary, Treasurer and Director

     The Company's Directors will serve in such capacity until the next annual meeting of the Company's shareholders and until their successors have been elected and qualified. The officers serve at the discretion of the Company's Directors. There are no family relationships among the Company's officers and directors, nor are there any arrangements or understandings between any of the directors or officers of the Company or any other person pursuant to which any officer or director was or is to be selected as an officer or director.

       Mr.  Cadwell  and  Ms.  Quam  should  be considered the "parents"  or
"promoters"  of  the  Company   because  of  the shareholdings  and  control
positions  held by them in the Company and the  fact  that  each  has  taken significant  initiative  in  founding  and  organizing  the  business of the
Company.     These individuals are the only "parents" or "promoters"  of the
Company.

     HOWARD C. CADWELL. Mr. Cadwell has been the President and a Director of the Company since inception in 1997. He is the founder and owner of Big City
Burrito,  a  Mexican  restaurant  in  Fort  Collins,  Colorado.  He has been involved  with  the Mexican restaurant from 1994 to the present.  From  1982 until 1993, he was the owner of Pottery World, a retail pottery store in San
Jose, California.   Mr.  Cadwell  attended  the  University  of  Wyoming and
majored in Electrical Engineering.

     LAURIE L. QUAM .  Ms. Quam has been Secretary-Treasurer and a  Director of  the  Company  since  inception in 1997. She is also the Secretary and  a
Director of New World Publishing,  Inc.,  a  public  company.   From 1990 to
1994.  she was the owner of Budget Framer, a private business. She  attended
Miami Dade Community College in Miami, Florida.

     PREVIOUS BLANK CHECK OFFERINGS

     Neither  Mr.  Cadwell  nor Ms. Quam have previously participated in any
Blank Check Offerings     within  the  past  five  years and have no current
plans to participate in other Blank Check  Offerings.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

       The Company's business office is located at 1977  S.  Vivian  Street,
Lakewood, Colorado 80228. The Company pays no rent for this office space, which is occupied by Ms. Quam. There are no plans to charge the Company for office space. Otherwise, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to
Item 404 of Regulation S-B.

ITEM 8.   LEGAL PROCEEDINGS.

     No legal proceedings of a material nature to which the Company is a party were pending during the reporting period, and the Company knows of no legal proceedings of a material nature pending or threatened or judgments entered against any director or officer of the Company in his capacity as such.

ITEM 9.   MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

     (a)  PRINCIPAL MARKET OR MARKETS

     The Company's securities have never been listed for trading on any market and are not quoted at the present time. At the present time, the Company does not know where secondary trading will eventually be conducted.
The place of trading, to a large extent, will depend upon the size of the Company's eventual acquisition. To the extent, however, that trading will be conducted in the over-the-counter market in the so-called "pink sheets" or the NASD's "Electronic Bulletin Board," a shareholder may find it more difficult to dispose of or obtain accurate quotations as to price of the Company's securities. In addition, The Securities Enforcement and Penny
Stock Reform Act of 1990 requires additional disclosure related to the market for penny stock and for trades in any stock defined as a penny stock.




     (b)  APPROXIMATE NUMBER OF HOLDERS OF COMMON STOCK

          As of the date hereof, a total of 20,101,000 of shares of the Company's Common Stock were outstanding and the number of holders of record of the Company's common stock at that date was forty.

     (c)  DIVIDENDS

          Holders of common stock are entitled  to receive such dividends as
may be declared by the Company's Board of Directors.   No  dividends  on the
common stock were paid by the Company during the periods reported herein nor does the Company anticipate paying dividends in the foreseeable future.

     (d)  THE SECURITIES ENFORCEMENT AND PENNY STOCK REFORM ACT OF 1990

     The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure and documentation related to the market for penny stock and for trades in any stock defined as a penny stock. Unless the Company can acquire substantial assets and trade at over $5.00 per share on the bid, it is more likely than not that the Company's securities, for some period of time, would be defined under that Act as a "penny stock." As a result, those who trade in the Company's securities may be required to provide additional information related to their fitness to trade the Company's shares. These requirements present a substantial burden on any person or brokerage firm who plans to trade the Company's securities and would thereby make it unlikely that any liquid trading market would ever result in the Company's securities while the provisions of this Act might be applicable to those securities.

     (e)  BLUE SKY COMPLIANCE

     The trading of blank check companies may be restricted by the securities laws ("Blue Sky" laws) of the several states. Management is aware that a number of states currently prohibit the unrestricted trading of blank check companies absent the availability of exemptions, which are in the discretion of the states' securities administrators. The effect of these states' laws would be to limit the trading market, if any, for the shares of the Company and to make resale of shares acquired by investors more difficult.

     The impact of these Blue Sky laws is considered to be minimal since the Company does not intend to qualify the Company's outstanding securities for secondary trading in any state until such time as an acquisition or merger has been consummated.

     (f)  INVESTMENT COMPANY ACT OF 1940

     The Company does not intend to engage in any activities which would cause it to be classified as an "investment company" under the Investment
Company Act of 1940, as amended. However, to the extent that the Company would inadvertently become an investment company because of its activities, the Company would be subjected to additional, costly and restrictive regulation.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES.

     The following shareholders acquired their respective shares in the Company during the Company's initial capitalization in 1997 at par value:

     NAME                      NUMBER OF SHARES
     Howard C.Cadwell      8,000,000
     Laurie L. Quam        8,000,000
     George Lee            1,000,000
     John C. Lee           1,000,000
     Mel Kupetz              750,000
     Patricia L. Lorie       250,000
     Richard H. Steinberg    600,000
     Daniel C. Steinberg     400,000
     David M. Summers          1,000

          The following shareholder acquired his shares in the Company in April, 1998 at a price of $0.10 per share:

     NAME                  NUMBER OF SHARES
     Mark Lawrence            50,000

          The following shareholders acquired their shares in the Company in April, 1998 at a price of $0.50 per share:

     NAME                  NUMBER OF SHARES
     Walter T. Grandy, Jr.    4,000
     Gang Bong Lee            4,000
     Stacy L. Rogers          3,000
     Mary S. Grandy           2,000
     Douglas W. Gappa         2,000
     Alisa M. Levy            2,000
     David W. Romek           2,000
     Donald B. Fox            2,000
     Philip J. Davis          2,000
     Pamela S. Davis          2,000
     Marc Levy                2,000
     Todd Levy                2,000
     Megan Lawrence           2,000
     Angie O. Lee             1,500
     Jeanne M. Lee            1,500
     Howard C. Cadwell        1,000
     Laurie Q. Cadwell        1,000
     Michael Brunschwig       1,000
     Geegee Brunschwig        1,000
     Deborah Connelly         1,000
     Michael A. Connelly      1,000
     Judith Harayda           1,000
     Darius Bozorgpour        1,000
     Virginia L. Young        1,000
     Michael E. Connelly      1,000
     Nicole Connelly          1,000
     Steven Walker            1,000
     Carol L. Lawrence        1,000
     Courtney S. Lawrence     1,000
     Lynn C. Gelfenbaum       1,000
     Linda Jew                  600
     Wawa C. Jew                200
     Carolyn Kuhl               200

     Total                   50,000

     All of the issued and outstanding shares of the Company's common stock were issued in accordance with the exemption from registration afforded by
Section 4(2) of the Securities Act of 1933, as amended, in that these were private offerings to individuals who were sophisticated investors and had access to or received all pertinent information relative to this investment.

     All of the shares of common stock of the Registrant are restricted securities as defined under the Securities Act of 1933, as amended. These shares may not be offered for public sale except if registered or pursuant to an exemption from registration, such as Rule 144. The Company has issued stop transfer orders concerning the transfer of certificates representing all the common stock issued and outstanding.

     All of the shareholders of the Company have signed lock up agreements which will prevent all of the common shares from being sold or transferred, either in the open market or in a private transaction, until the Company has consummated a merger or acquisition and is no longer classified as a shell corporation under applicable federal or state law. The share certificates will be held by the Company's counsel until such merger or acquisition has been consummated. Any liquidation of the current shareholders after the release of the shares from the lock up may have a depressive effect upon the trading prices of the Company's securities in any future market which may develop.
ITEM 11.  DESCRIPTION OF SECURITIES.

     The Company is authorized to issue 100,000,000 shares  of Common Stock, par  value $0.0001 per share, and 10,000,000 shares of non-voting  Preferred
Stock,  par  value  $0.0001  per share. As of September 30, 1998, 20,101,000 shares of Common Stock were outstanding.  As  of the same date, no Preferred
Stock was issued or outstanding. The Company has  no  specific plans at this time  or  in  the future to issue any additional securities  to  management,
promoters or their affiliates or associates.    It is the specific intention
of  the  Company  to  issue  its  securities  only  in  connection  with  an acquisition as described in this Registration Statement.

     COMMON STOCK

     The holders  of  Common  Stock  have  one vote per share on all matters
(including election of Directors) without provision  for  cumulative voting.
Thus, holders of more than 50% of the shares voting for the election of directors can elect all of the directors, if they choose to do so. The
Common Stock is not redeemable and has no conversion or preemptive rights.

     The Common Stock currently outstanding is validly issued, fully paid and non-assessable. In the event of liquidation of the Company, the holders of Common Stock will share equally in any balance of the Company's assets available for distribution to them after satisfaction of creditors and the holders of the Company's senior securities, whatever they may be. The
Company may pay dividends, in cash or in securities or other property when and as declared by the Board of Directors from funds legally available therefor, but has paid no cash dividends on its Common Stock.

     PREFERRED STOCK

     Under the Articles of Incorporation, the Board of Directors has the authority to issue non-voting Preferred Stock and to fix and determine its series, relative rights and preferences to the fullest extent permitted by the laws of the State of Colorado and such Articles of Incorporation. As of the date of this Registration Statement, no shares of Preferred Stock are issued or outstanding. The Board of Directors has no plan to issue any Preferred Stock in the foreseeable future.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The  Company's  Articles  of  Incorporation  authorize  the   Board  of
Directors,  on  behalf  of  the  Company and without shareholder action,  to exercise  all of the Company's powers  of  indemnification  to  the  maximum extent permitted  under  the  applicable  statute.  Title  7 of the Colorado
Revised Statutes, 1986 Replacement Volume ("CRS"), as amended,  permits  the
Company  to  indemnify  its directors, officers, employees, fiduciaries, and agents  as follows:

     Section 7-109-102 of CRS permits a corporation to indemnify such persons for reasonable expenses in defending against liability incurred in any legal proceeding if:

     (a)  The person conducted himself or herself in good faith;

     (b)  The person reasonably believed:

          (1) In the case of conduct in an official capacity with the corporation, that his or her conduct was in the corporation's best interests; and

          (2) In all other cases, that his or her conduct was at least not opposed to the corporation's best interests; and

     (c) In the case of any criminal proceeding, the person had no reasonable cause to believe that his or her conduct was unlawful.

A corporation may not indemnify such person under this Section  7-109-102 of
CRS:

     (a) In connection with a proceeding by or in the right of the corporation in which such person was adjudged liable to the corporation; or

     (b) In connection with any other proceeding charging that such person derived an improper benefit, whether or not involving action in an official capacity, in which proceeding such person was adjudged liable on the basis that he or she derived an improper personal benefit.

     Unless limited by the Articles of Incorporation, and there are not such limitations with respect to the Company, Section 7-109-103 of CRS requires that the corporation shall indemnify such a person against reasonable expenses who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the person was a party because of his status with the corporation.

     Under Section 7-109-104 of CRS, the corporation may pay reasonable fees in advance of final disposition of the proceeding if:

     (a) Such person furnishes to the corporation a written affirmation of the such person's good faith belief that he or she has met the Standard of Conduct described in Section 7-109-102 of CRS;

     (b) Such person furnishes the corporation a written undertaking, executed personally or on person's behalf, to repay the advance if it is ultimately determined that he or she did not meet the Standard of Conduct in
Section 7-109-102 of CRS; and

     (c) A determination is made that the facts then known to those making the determination would not preclude indemnification.

     Under Section 7-109-106 of CRS, a corporation may not indemnify such person, including advanced payments, unless authorized in the specific case after a determination has been made that indemnification of such person is permissible in the circumstances because he met the Standard of Conduct under Section 7-109-102 of CRS and such person has made the specific affirmation and undertaking required under the statute. The required determinations are to be made by a majority vote of a quorum of the Board of Directors, utilizing only directors who are not parties to the proceeding.
If a quorum cannot be obtained, the determination can be made by a majority vote of a committee of the Board, which consists of at least two directors who are not parties to the proceeding. If neither a quorum of the Board nor a committee of the Board can be established, then the determination can be made either by the Shareholders or by independent legal counsel selected by majority vote of the Board of Directors.

     The corporation is required by Section 7-109-110 of CRS to notify the shareholders in writing of any indemnification of a director with or before notice of the next shareholders' meeting.

     Under Section 7-109-105 of CRS, such person may apply to any court of competent jurisdiction for a determination that such person is entitled under the statute to be indemnified from reasonable expenses.

     Under Section 7-107(1)(c) of CRS, a corporation may also indemnify and advance expenses to an officer, employee, fiduciary, or agent who is not a director to a greater extent than the foregoing indemnification provisions, if not inconsistent with public policy, and if provided for in the corporation's bylaw, general or specific action of the Board of Directors, or shareholders, or contract.

     Section 7-109-108 of CRS permits the corporation to purchase and maintain insurance to pay for any indemnification of reasonable expenses as discussed herein.

     The indemnification discussed herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under the Articles of Incorporation, any Bylaw, agreement, vote of shareholders, or disinterested directors, or otherwise, and any procedure provided for by any of the foregoing, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of heirs, executors, and administrators of such a person.

     Insofar as  indemnification for liabilities under the Securities Act of
1933 may be permitted to directors, officers, and controlling persons of the
Registrant  pursuant   to   the  foregoing  provisions,  or  otherwise,  the
Registrant has been advised that  in  the  opinion  of  the  Securities  and
Exchange  Commission  such  indemnification  is  against  public  policy  as expressed  in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification  against  such liabilities (other than the payment by the Registrant of expense incurred  or  paid  by  a director, officer, or controlling  person  of  the  registrant in the successful  defense  of  any action, suit, or proceeding) is  asserted  by  such  director,  officer,  or controlling  person  in connection with the securities being registered, the
Registrant will, unless  in  the  opinion of its counsel the matter has been
settled  by  controlling  precedent,  submit   to  a  court  of  appropriate
jurisdiction  the question whether such indemnification  by  it  is  against public policy as  expressed  in  the  Act  and will be governed by the final adjudication of such issue.

ITEM 13.  FINANCIAL STATEMENTS.

     For financial information, please see the financial statements included at Item 15 and hereby incorporated by this reference and made a part hereof.

ITEM 14.  CHANGES IN AND DISAGREEMENTS WITH  ACCOUNTANTS  ON  ACCOUNTING AND
          FINANCIAL DISCLOSURE.

     The Company did not have any disagreements on accounting and financial disclosures with its accounting firm during the reporting period.

ITEM 15.  FINANCIAL STATEMENT AND EXHIBITS.

          The  following  financial  information  is  filed  as part of this report:
               (1)  FINANCIAL STATEMENTS
               (2)  SCHEDULES
                    The  financial  statements  schedules  listed   in   the
                    accompanying  index to financial statements are filed as
                    a part of this annual report.
               (3)  EXHIBITS
                    The  exhibits  listed   on  the  accompanying  index  to
                    financial statements are  filed  as  part of this annual
                    report.

                           SIGNATURES

In accordance with Section 12 of the Securities Exchange Act  of  1934,  the
Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              National Venture Capital Fund, Inc.



Dated: 10/14/98               By:   //S//      HOWARD C. CADWELL
                                        Howard C. Cadwell
                                        President


     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.


                              CHIEF FINANCIAL OFFICER



Dated: 10/14/98            By:   //S//            LAURIE L. QUAM
                                        Laurie L. Quam
                                        Treasurer and Director


Dated: 10/14/98            By:   //S//             HOWARD C. CADWELL
                                        Howard C. Cadwell
                                        Director

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549





                           FORM 10-SB

                            EXHIBITS
                               TO
               National Venture Capital Fund, Inc.


                        INDEX TO EXHIBITS


  Exhibit                                Page or
  NUMBER         DESCRIPTION            CROSS REFERENCE

    3A *       Articles of Incorporation

    3B *       Bylaws

   10A *       Form of Subscription Agreement
                with Lock Up Provisions


     * Previously filed


                    DAVID WAGNER & ASSOCIATES, P.C.
                   Attorneys and Counsellors at  Law
                          8400 East Prentice Avenue
                               Penthouse Suite
                         Englewood,  Colorado  80111
                          Telephone (303) 793-0304
                          Facsimile (303) 771-4562

                         October 9, 1998



Richard Wulff, Esq.
Chief
Office of Small Business Review
U.S. Securities and
Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


     Re:  National Venture Capital Fund, Inc.(The Company)
          Form 10-SB
          File No. 0-24211


Dear Mr. Wulff;

     This is in response to your comment letter of July 8, 1998 concerning the Company's Form 10-SB filing.

     The format herein corresponds to the paragraphs of your comment letter.

     GENERALCOMMENT

     The comment is noted.

     YEAR 2000 DISCLOSURE

     Please be advised that the Company, to the best of its knowledge, information, and belief, has no disclosure to make with respect to Year 2000 issues.

     MANAGEMENT

     The  appropriate  changes have been made in the  disclosure  concerning
potential  issuance  of  securities   to   management,  promoters  or  their
affiliates and associates.

     The current intent of management with respect to promoting other blank check offerings has been expanded. A discussion of potential conflicts has also been expanded.


     DIRECTORS AND OFFICERS OF REGISTRANT

     I have been informed that there are no agreements or understandings for any officer or director to resign at the request of another person and that none of the officers and directors are acting on behalf of will act at the direction of another person.

     The requested change has been made.

     The requested change has been made.

     I am informed that Mr. Cadwell has no current association with Diablo, Inc. At one time, he was the President of the Company but ceased all association in 1987.

     The typo has been changed. Ms. Cadwell has no involvement with the Company as a promoter. Ms. Cadwell owns 1,000 shares of the Company.

     ARTICLES OF INCORPORATION OF NATIONAL VENTURE CAPITAL FUND, INC.

     ARTICLE VI

     I have been informed that Mr. Steinberg was the initial director but took no part in the affairs of the Company. He resigned as a director shortly after the incorporation and was replaced by Mr. Cadwell and Ms.
Quam. Mr. Steinberg remains as the registered agent, but has never exercised any control over the affairs of the corporation and is not involved in day-to-day activities. He, therefore, does not meet the definition of a founder or promoter of the Company.

     The address of the principal office of the Company is currently 1977 S.
Vivian Street, Lakewood, Colorado.

     SECURITY OWNERSHIP AND CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The supplemental information has been provided and has been updated to the most recent possible date.

     ITEM 10 RECENT SALE OF UNREGISTERED SECURITIES

     The required additional disclosure has been made.

Mr. Wulff
October 9, 1998
Page 23











     If you have any additional questions, do not hesitate to contact the undersigned.


                           DAVID WAGNER & ASSOCIATES, P.C.



                           David J. Wagner






w/enclosure

